Exhibit 99.1

2016 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2016 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
Wednesday, May 11, 2016	Malaspina Room at the Fairmont Waterfront Hotel)
2:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover the following items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2015, and the auditor’s report thereon.

2.	Fix the number of directors on the Board at eight (8).

3.	Elect eight directors to hold office until our 2017 annual general and special meeting of shareholders.

4.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2017 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.

5.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.

6.	Transact any other business that may properly come before the meeting.

Your vote is important.

You are entitled to receive this notice and vote at our 2016 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 30, 2016 (the record date for the Meeting).

The accompanying management information circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

April 7, 2016

NOTICE OF MEETING